SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

__________

SCHEDULE 13D

Rule 13d-101

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 14)*

Agilysys, Inc.
(Name of Issuer)
Common Stock, without par value
(Title of Class of Securities)
00847J105
(CUSIP Number)
Howard M. Berkower, Esq. McCarter & English, LLP 245 Park Avenue New York, New York 10167 (212) 609-6800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 11, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.: 00847J105

1.	NAME OF REPORTING PERSONS
MAK Capital One L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS
WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
7.	SOLE VOTING POWER

8.	SHARED VOTING POWER
7,056,934
9.	SOLE DISPOSITIVE POWER

10.	SHARED DISPOSITIVE POWER
7,056,934
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
7,056,934
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
31.47%
14.	TYPE OF REPORTING PERSON OO

2

CUSIP NO.: 00847J105

1.	NAME OF REPORTING PERSONS
Michael A. Kaufman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS AF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

7.	SOLE VOTING POWER
0
8.	SHARED VOTING POWER
7,056,934
9.	SOLE DISPOSITIVE POWER
0
10.	SHARED DISPOSITIVE POWER
7,056,934
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
7,056,934
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
31.47%
14.	TYPE OF REPORTING PERSON IN

3

CUSIP NO.: 00847J105

1.	NAME OF REPORTING PERSONS

MAK Capital Fund LP

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  ☒   (b) ☐

3. SEC USE ONLY

4. SOURCE OF FUNDS

WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS

     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION

Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.  SOLE VOTING POWER

0

8.  SHARED VOTING POWER

3,424,973

9.  SOLE DISPOSITIVE POWER

0

10.  SHARED DISPOSITIVE POWER

3,424,973

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,424,973

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)

        EXCLUDES CERTAIN SHARES [ ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         15.27%

14.   TYPE OF REPORTING PERSON

         PN

4

CUSIP NO.: 00847J105

1.	NAME OF REPORTING PERSONS

MAK-ro Capital Master Fund LP

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  ☒   (b) ☐

3. SEC USE ONLY

4. SOURCE OF FUNDS

WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS

     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.  SOLE VOTING POWER

0

8.  SHARED VOTING POWER

1,859,675

9.  SOLE DISPOSITIVE POWER

0

10. SHARED DISPOSITIVE POWER

1,859,675

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH

        REPORTING PERSON

1,859,675

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)

         EXCLUDES CERTAIN SHARES [ ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      8.29%

14.  TYPE OF REPORTING PERSON

      PN

5

CUSIP NO.: 00847J105

1.	NAME OF REPORTING PERSONS
R. Andrew Cueva
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS AF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

7.	SOLE VOTING POWER
0
8.	SHARED VOTING POWER
5,284,648
9.	SOLE DISPOSITIVE POWER
0
10.	SHARED DISPOSITIVE POWER
5,284,648
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
5,284,648
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
23.57%
14.	TYPE OF REPORTING PERSON IN

6

1. NAME OF REPORTING PERSONS

Paloma International L.P.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  ☒   (b) ☐

3. SEC USE ONLY

4. SOURCE OF FUNDS

WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS

     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.  SOLE VOTING POWER

0

8.  SHARED VOTING POWER

1,772,286

9.  SOLE DISPOSITIVE POWER

0

10. SHARED DISPOSITIVE POWER

1,772,286

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH

        REPORTING PERSON

1,772,286

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)

        EXCLUDES CERTAIN SHARES [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.90%

14.  TYPE OF REPORTING PERSON

PN

7

1. NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

S. Donald Sussman

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  ☒   (b) ☐

3. SEC USE ONLY

4. SOURCE OF FUNDS

AF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS

     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.  SOLE VOTING POWER

0

8.  SHARED VOTING POWER

1,772,286

9.  SOLE DISPOSITIVE POWER

0

10. SHARED DISPOSITIVE POWER

1,772,286

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,772,286

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)

         EXCLUDES CERTAIN SHARES [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.90%

14.  TYPE OF REPORTING PERSON

IN

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This statement is filed with respect to the shares of the common stock, without par value (the "Common Stock"), of Agilysys, Inc., an Ohio corporation (the "Issuer"), beneficially owned by the Reporting Persons (as defined below) as of November 15, 2013 and amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on July 1, 2008, as previously amended (collectively, the "Schedule 13D").  Except as set forth herein, the Schedule 13D is unmodified.

The names of the persons filing this statement on Schedule 13D are: MAK Capital One L.L.C., a Delaware limited liability company (“MAK Capital”), MAK Capital Fund LP, a Bermuda Islands limited partnership (“MAK Fund”), MAK-ro Capital Master Fund LP, a Cayman Islands limited partnership (“MAK-ro Fund”), Michael A. Kaufman, a United States citizen (“Mr. Kaufman”), Paloma International L.P., a Delaware limited partnership ("Paloma"), S. Donald Sussman, a United States citizen (“Mr. Sussman”) and R. Andrew Cueva, a United States citizen (“Mr. Cueva” and, collectively with MAK Capital, MAK Fund, Mak-ro Fund, Mr. Kaufman, Paloma and Mr. Sussman, the "Reporting Persons").

The Reporting Persons collectively beneficially own 7,056,934 shares of Common Stock, representing 31.47% of the outstanding shares of Common Stock.  MAK Fund individually owns 3,424,973 shares of Common Stock, representing 15.27% of the outstanding shares of Common Stock. MAK-ro Fund individually owns 1,859,675 shares of Common Stock, representing 8.29% of the outstanding shares of Common Stock.   Paloma individually owns 1,772,286 shares of Common Stock, representing 7.90% of the outstanding shares of Common Stock.  Paloma holds its shares of Common Stock through its subsidiary, Sunrise Partners Limited Partnership, a Delaware limited partnership.

This amendment is being filed to report the purchase by MAK-ro Fund of shares of Common Stock from MAK Fund and to add MAK-ro Fund to the group of Reporting Persons. MAK Fund and MAK-ro Fund are controlled by MAK Capital and Michael A. Kaufman. The aggregate holdings of Common Stock by the group of Reporting Persons has not changed as a result of these transactions.

ITEM 2.	IDENTITY AND BACKGROUND.

MAK-ro Fund is a Cayman Islands limited partnership. MAK GP LLC (“MAK GP”), a Delaware limited liability company is the general partner of MAK-ro Fund. Michael A. Kaufman is the controlling person of MAK GP.

The principal business address for MAK-ro Fund is c/o Dundee Leeds Management Services (Cayman) Ltd., Waterfront Centre, 2nd Floor, 28 N. Church Street, P.O. Box 2506, Grand Cayman KY1-1104, Cayman Islands. The principal business address for MAK GP and Mr. Kaufman is 590 Madison Avenue, 9th Floor, New York 10022.

The principal business of MAK-ro Fund is a private investment fund. The principal business of Mr. Kaufman is to provide investment management services.

Paloma Partners Management Company, a Delaware corporation (“PPMC”) and Trust Asset Management LLP, a U.S. Virgin Islands limited liability partnership (“TAM”), are the general partners of Paloma.  Mr. Sussman is the controlling person of PPMC and TAM. The principal business address for each of Paloma and PPMC is Two American Lane, Greenwich, Connecticut 06836-2571. The principal business address for each of Mr. Sussman and TAM is 217 Commercial Street, Portland, Maine 04101.

The principal business of each of MAK GP, PPMC and TAM is providing investment management services.

During the last five years, none of the persons or entities listed above in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, none of the persons or entities listed above in this Item 2 has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Since the filing of the last Schedule 13D amendment on May 31, 2011, MAK-ro Fund purchased an aggregate of 1,859,675 shares of Common Stock from MAK Fund for an aggregate purchase price of $21,739,601, which was funded from its working capital.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 of Schedule 13D is supplemented by the following: The transactions reported herein do not in any way change the Reporting Persons plans or proposals relating to the Issuer.

9

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) The Reporting Persons collectively beneficially own 7,056,934 shares of Common Stock, representing 31.47% percent of the outstanding shares of Common Stock. The ownership calculation has been based on 22,425,693 shares of Common Stock outstanding as of November 1, 2013 as reported in the Issuer’s Quarterly Report on Form 10-Q, which was filed by the Issuer with the Securities and Exchange Commission on November 7, 2013.

MAK Fund individually owns 3,424,973 shares of Common Stock, representing 15.27% of the outstanding shares of Common Stock.

MAK-ro Fund individually owns 1,859,675 shares of Common stock, representing 7.90% of the outstanding shares of Common Stock.

Paloma individually owns 1,772,286 shares of Common Stock, representing 7.90% of the outstanding shares of Common Stock. Paloma holds its shares of Common Stock through its subsidiary, Sunrise Partners Limited Partnership, a Delaware limited partnership.

(b) MAK Capital, MAK Fund, Mr. Kaufman and Mr. Cueva have shared power to vote or direct the vote and have shared power to dispose or direct the disposition of the 3,424,973 shares of Common Stock owned by MAK Fund.

MAK Capital, MAK-ro Fund, Mr. Kaufman and Mr. Cueva have shared power to vote or direct the vote and have shared power to dispose or direct the disposition of the 1,859,675 shares of Common Stock owned by MAK-ro Fund.

Paloma, Mr. Sussman, MAK Capital and Mr. Kaufman have shared power to vote or direct the vote and have shared power to dispose or direct the disposition of the 1,772,286 shares of Common Stock owned by Paloma.

(c) Since the filing of the last Schedule 13D amendment on May 31, 2011, MAK-ro Fund acquired from MAK Fund an aggregate of 1,859,675 shares of Common Stock for an aggregate purchase price of $21,739,601, which was funded from its working capital.

(d) Not applicable.

(e) Not applicable.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS.

Exhibit A – List of the transactions in the Issuer’s Common Stock that were effected by the Reporting Persons since the filing of the last Schedule 13D amendment on May 31, 2011.

Exhibit B – Joint Filing Agreement

Exhibit C – Power of Attorney executed May 9, 2006 by S. Donald Sussman (incorporated by reference to Exhibit C to the Reporting Persons’ Schedule 13D/A filed on February 1, 2010).

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned each certify that the information with respect to it set forth in this statement is true, complete and correct.

Date: November 15, 2013

MAK CAPITAL ONE L.L.C.

By: /s/ Michael A. Kaufman
Michael A. Kaufman, Managing Member

MAK CAPITAL FUND LP
By: MAK GP LLC, general partner

By: /s/ Michael A. Kaufman
Michael A. Kaufman, Managing Member

MAK-RO CAPITAL MASTER FUND LP
By: MAK GP LLC, general partner

By: /s/ Michael A. Kaufman
Michael A. Kaufman, Managing Member

By: /s/ Michael A. Kaufman MICHAEL A. KAUFMAN

PALOMA INTERNATIONAL L.P.
By: Paloma Partners Management Company, general partner

By: /s/ Michael J. Berner
/s/ Michael J. Berner
Executive Vice President

S. DONALD SUSSMAN

By: /s/ Michael J. Berner
Michael J. Berner, Attorney-in-Fact

/s/ R. Andrew Cueva
R. ANDREW CUEVA

11

EXHIBIT A

TRANSACTIONS OCCURRING ON AND AFTER MAY 31, 2011

The following transactions were effected by the Reporting Persons subsequent to the transactions reported in the Schedule 13D amendment filed with the Securities and Exchange Commission on May 31, 2011:

Date	Security	Amount of Shs.(A)	Approx. Price per Share
11/11/2013	Common Stock	371,935	$11.80
11/12/2013	Common Stock	371,935	$11.78
11/13/2013	Common Stock	371,935	$11.70
11/14/2013	Common Stock	371,935	$11.59
11/15/2013	Common Stock	371,935	$11.58

(A) These transactions involved the purchase by MAK-ro Fund of shares of Common Stock from MAK Fund in private transactions executed at the closing price over the course of five consecutive trading days.

12

Exhibit B

JOINT FILER AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock of Agilysys, Inc. dated as of July 1, 2008 and amended through the date hereof is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date: November 15, 2013

MAK CAPITAL ONE L.L.C.

By: /s/ Michael A. Kaufman
Michael A. Kaufman, Managing Member

MAK CAPITAL FUND LP
By: MAK GP LLC, general partner

By: /s/ Michael A. Kaufman
Michael A. Kaufman, Managing Member

MAK-RO CAPITAL MASTER FUND LP
By: MAK GP LLC, general partner

By: /s/ Michael A. Kaufman
Michael A. Kaufman, Managing Member

By: /s/ Michael A. Kaufman MICHAEL A. KAUFMAN

PALOMA INTERNATIONAL L.P.
By: Paloma Partners Management Company, general partner

By: /s/ Michael J. Berner
Michael J. Berner Executive Vice President

S. DONALD SUSSMAN

By: /s/ Michael J. Berner
Michael J. Berner, Attorney-in-Fact

/s/ R. Andrew Cueva
R. ANDREW CUEVA

13

EXHIBIT C

14